SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ViroPharma Incorporated

(Name of Issuer)

Common Stock, $.002 per share

(Title and Class of Securities)

928241108 (CUSIP Number)

January 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 928241108	13G	Page 2 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Kings Road Investments Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person OO

CUSIP No. 928241108	13G	Page 3 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Polygon Global Opportunities Master Fund
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person OO

CUSIP No. 928241108	13G	Page 4 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Polygon Investments Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person OO

CUSIP No. 928241108	13G	Page 5 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Polygon Investment Management Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person OO

CUSIP No. 928241108	13G	Page 6 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Polygon Investment Partners LLP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person PN

CUSIP No. 928241108	13G	Page 7 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Polygon Investment Partners LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person PN

CUSIP No. 928241108	13G	Page 8 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Polygon Investment Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person OO

CUSIP No. 928241108	13G	Page 9 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Reade E. Griffith
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person IN

CUSIP No. 928241108	13G	Page 10 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Alexander E. Jackson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person IN

CUSIP No. 928241108	13G	Page 11 of 21

1	Name of Reporting Person I.R.S. Identification No. of Above Person Paddy Dear
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 2,160,000 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 2,160,000 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,160,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.5%
12	Type of Reporting Person IN

CUSIP No. 928241108	13G	Page 12 of 21

Item 1	(a).	Name of Issuer: ViroPharma Incorporated (“ViroPharma”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 397 Eagleview Boulevard Exton, Pennsylvania 19341

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office

Item 2	(c).

Citizenship

This Schedule 13G is filed on behalf of Kings Road Investments Ltd., Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Ltd., Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Mr. Reade Griffith, Mr. Alexander Jackson and Mr. Paddy Dear (the “Reporting Persons”).

Kings Road Investments Ltd. (“KRIL”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: Cayman Islands, British West Indies

Polygon Global Opportunities Master Fund (the “Master Fund”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: Cayman Islands, British West Indies

Polygon Investments Ltd. (the “Manager”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: Cayman Islands, British West Indies

Polygon Investment Management Ltd. (“PIML”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United Kingdom

Polygon Investment Partners LLP (the “UK Investment Manager”)

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United Kingdom

Polygon Investment Partners LP (the “US Investment Manager”)

598 Madison Avenue

14th Floor

New York, NY 10022

Citizenship: Delaware

Polygon Investment Partners GP, LLC (the “General Partner”)

c/o Polygon Investment Partners LP

598 Madison Avenue

14th Floor

New York, NY 10022

Citizenship: Delaware

CUSIP No. 928241108	13G	Page 13 of 21

Reade E. Griffith (“Mr. Griffith”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United States

Alexander E. Jackson (“Mr. Jackson”)

c/o Polygon Investment Partners LP

598 Madison Avenue

14th Floor

New York, NY 10022

Citizenship: United States

Paddy Dear (“Mr. Dear”)

c/o Polygon Investment Partners LLP

10 Duke of York Square

London SW3 4LY

United Kingdom

Citizenship: United Kingdom

Item 2	(d).	Title of Class of Securities: Common Stock, par value $.002 per share, of ViroPharma (the “Common Stock”).

Item 2	(e).	ViroPharma Common Stock has the following CUSIP number: 928241108.

Item 3.		Not Applicable.

Item 4	(a).	Amount Beneficially Owned:

As of January 21, 2005, each Reporting Person may be deemed to be the beneficial owner of 2,160,000 shares of Common Stock issuable to KRIL upon conversion of up to $5,400,000 of 6% Convertible Senior Secured Notes due 2009 (the “Notes”).

Item 4	(b).	Percent of Class:

7.5%

Item 4	(c).

CUSIP No. 928241108	13G	Page 14 of 21

Number of shares as to which the Reporting Persons, have:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or to direct the vote: 2,160,000

(iii) the sole power to dispose of or to direct the disposition of: 0

(iv) shared power to dispose of or to direct the disposition of: 2,160,000

All of the Notes are directly held by KRIL and all of the shares of Common Stock issuable upon conversion of the Notes are issuable to KRIL. Each of the Master Fund, the Manager, PMIL, the UK Investment Manager, the US Investment Manager and the General Partner has the power to vote and dispose of the securities held by KRIL. Messrs. Griffith, Jackson and Dear control the Master Fund, the Manager, PMIL, the UK Investment Manager, the US Investment Manager and the General Partner.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 1.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 928241108	13G	Page 15 of 21

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2005	KINGS ROAD INVESTMENTS LTD.

	By:	Polygon Investment Partners LLP, Its Investment Manager

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

	By:	Polygon Investment Partners LLP, Its Investment Manager

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON INVESTMENTS LTD.

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON INVESTMENT MANAGEMENT LTD.

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON INVESTMENT PARTNERS LLP

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON INVESTMENT PARTNERS LP

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

CUSIP No. 928241108	13G	Page 16 of 21

Date: January 31, 2005	POLYGON INVESTMENT PARTNERS GP, LLC

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Member

Date: January 31, 2005	/s/ Reade E. Griffith
Reade E. Griffith

Date: January 31, 2005	/s/ Alexander E. Jackson
Alexander E. Jackson

Date: January 31, 2005	/s/ Paddy Dear
Paddy Dear

CUSIP No. 928241108	13G	Page 17 of 21

Exhibit Index

Exhibit 1	Identification and Classification of the Subsidiaries Which Acquired the Securities Being Reported on by the Parent Holding Company.

Exhibit 2	Identification of Members of the Group.

Exhibit 3	Joint Filing Agreement, dated as of January 31, 2005, by and among Kings Road Investments Ltd., Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Ltd., Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Reade E. Griffith, Alexander E. Jackson and Paddy Dear.

CUSIP No. 928241108	13G	Page 18 of 21

Exhibit 1

Identification and Classification of the Subsidiaries

Which Acquired the Security Being Reported on by the Parent Holding Company.

Kings Road Investments Ltd.

CUSIP No. 928241108	13G	Page 19 of 21

Exhibit 2

Identification of Members of the Group.

Kings Road Investments Ltd.

Polygon Global Opportunities Master Fund

Polygon Investments Ltd.

Polygon Investment Management Ltd.

Polygon Investment Partners LPP

Polygon Investment Partners LP

Polygon Investment Partners GP, LLC

Reade E. Griffith

Alexander E. Jackson

Paddy Dear

CUSIP No. 928241108	13G	Page 20 of 21

Exhibit 3

Joint Filing Agreement

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $.002 per share, of ViroPharma Incorporated, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: January 31, 2005	KINGS ROAD INVESTMENTS LTD.

	By:	Polygon Investment Partners LLP, Its Investment Manager

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

	By:	Polygon Investment Partners LLP, Its Investment Manager

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON INVESTMENTS LTD.

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON INVESTMENT MANAGEMENT LTD.

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON INVESTMENT PARTNERS LLP

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: January 31, 2005	POLYGON INVESTMENT PARTNERS LP

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

CUSIP No. 928241108	13G	Page 21 of 21

Date: January 31, 2005	POLYGON INVESTMENT PARTNERS GP, LLC

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Member

Date: January 31, 2005	/s/ Reade E. Griffith
Reade E. Griffith

Date: January 31, 2005	/s/ Alexander E. Jackson
Alexander E. Jackson

Date: January 31, 2005	/s/ Paddy Dear
Paddy Dear